FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of JED:

JED Oil Inc.

Suite 2200, 500 B 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

 November 14, 2006

ITEM 3   News Release:

Two press releases were issued on November 14, 2006 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

1.

JED’s interim report at September 30, 2006 reflects ceiling test writedowns of approximately US$61 million.

2.

JED’s board of directors has accepted the resignations of Alan F. Williams as President and David C. Ho as Chief Financial Officer, and appointed James Rundell as the President.

ITEM 5   Full Description of Material Change:

1.

JED’s interim report at September 30, 2006 reflects ceiling test writedowns of approximately US$61 million, being a non-cash write-down of US$45 million on its Canadian assets, mainly due to the low natural gas price on September 29, 2006, and US$16 million on its U.S. assets related to recent drilling in the Pinedale area.

The Canadian assets were written down for several reasons.  First, JED’s reserves were estimated using JED’s September 2006 natural gas price of CDN $4.64/mcf.  During the same month, AECO spot price, a standard industry index price, reached a four year low closing at CDN $3.73/mcf on September 29, 2006.  The reduced natural gas price resulted in a significant reduction in the value of JED’s proved reserves on September 30, 2006 and constituted the majority of the non-cash Canadian asset writedown.  Second, JED completed a property swap transaction on September 28, 2006.  As part of the swap, JED exchanged working interests in mature Alberta oil fields for additional working interest in Ferrier, a natural gas field with liquids production, longer reserve life and drilling prospects.  As a result, JED’s proven reserves after the transactions were more weighted towards natural gas and subject to evaluation at the reduced natural gas price of CDN $4.64/mcf in September.  Third, JED’s independent engineering firm reduced proven reserves assigned to downspaced locations in the Ferrier area due to an unusually lengthy regulatory approval process with the Alberta Energy and Utilities Board.  JED is continuing to pursue the approval of its downspacing applications in conjunction with other producers in the area.  Once the applications are approved, the proven reserves assigned to the subject locations will be reinstated.  Fourth, since its inception, JED has been performing most of its drilling through farm-outs whereby JED paid 100% of the drilling, completion, and tie-in costs for 70% of the working interest.  This practice normally results in higher depletion rates as JED pays a disproportionate share of the capital expenditures to earn rights to working interests as compared to what JED would pay in a traditional joint venture arrangement.  When natural gas prices are depressed, companies that have substantial farm-out arrangements with partners are more susceptible to non-cash asset writedowns when performing the quarterly ceiling tests.

The US assets were written down in the current quarter mainly due to the lower than expected results from the drilling of the first two wells in the Pinedale area of Wyoming.

2.

As part of the previously announced comprehensive change to its business plan JED’s Board of Directors have accepted the resignations of President, Al Williams, and CFO, David Ho.  James Rundell has been named President.  Mr. Rundell has been involved in JED since its inception and served as JED’s Drilling Manager since June, 2005.  He has over 30 years of experience in the oil and gas industry mostly with respect to drilling.  The Company is searching for a new CFO.   Other plans include further staff layoffs, sale of JED’s interest in a company airplane, reduction in office space, relocation of its offices to less expensive space, and reducing the need for or finding lower cost alternatives for third party services.  All alternatives to sustain and develop the Company’s resources and maximize shareholder value will be explored.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Reg J. Greenslade, Chairman of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 213-2507.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on November 15, 2006.